UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CACHET FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00750W101

(CUSIP Number)

February 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d–1(b)

[  ] Rule 13d–1(c)

[X] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750W101

1	Names of reporting persons Michael J. Hanson
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 11,763,820*
	6	Shared voting power 0
	7	Sole dispositive power 11,763,820*
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 11,763,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11	Percent of class represented by amount in Row (9) 22.9%**
12	Type of reporting person (see instructions) IN

* See Item 4(a) of this Schedule 13G.

** See Item 4(b) of this Schedule 13G.

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Item 1(a). Name of issuer:

Cachet Financial Solutions, Inc. (“Issuer”)

Item 1(b). Address of issuer’s principal executive offices:

18671 Lake Drive East, Southwest Tech Center A, Minneapolis, MN 55317

2(a). Name of person filing:

Michael J. Hanson

2(b). Address or principal business office or, if none, residence:

7624 Mississippi Lane, Brooklyn Park, MN 55444

2(c). Citizenship:

United States of America

2(d) Title of class of securities:

Common stock, par value of $0.0001 per share (“Common Shares”)

2(e). CUSIP No.:

The CUSIP number of the Common Shares is 00750W101.

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [  ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [  ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

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If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a) Amount beneficially owned:

This Schedule 13G is filed in connection with a reverse merger (the “Merger”) that was consummated on February 12, 2014 by Issuer, a corporation formed as a “blank check” company under the name “DE Acquisition 2, Inc.” with the sole purposes of seeking to become a public reporting company through a merger transaction. Pursuant to the Merger, Issuer acquired the business of Cachet Financial Solutions Inc., a Minnesota corporation (“Subsidiary”) and each share of common stock of Subsidiary issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 10.9532 validly issued, fully paid and non-assessable shares of Issuer’s common stock.

As of immediately prior to the consummation of the Merger, on February 12, 2014, Mr. Hanson beneficially owned 1,235,626 shares of common stock of Subsidiary, representing approximately 18.7% of the issued and outstanding shares of common stock of Subsidiary as of immediately prior to the consummation of the Merger on February 12, 2014 (based on the information provided to Mr. Hanson by Subsidiary). On March 18, 2014, Issuer completed a reverse stock split of Issuer’s issued and outstanding Common Shares on a 1-for-10.9532 basis.

As of immediately after the consummation of Issuer’s initial public offering, on July 14, 2014, Mr. Hanson beneficially owned 4,123,262 Common Shares, representing approximately 22.5% of the issued and outstanding Common Shares as of immediately after the consummation of Issuer’s initial public offering on July 14, 2014 (based on the information provided to Mr. Hanson by Issuer).

As of December 31, 2014, Mr. Hanson beneficially owned 4,601,423 Common Shares, representing approximately 24.6% of the issued and outstanding Common Shares as of December 31, 2014 (based on the information provided in Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2015).

As of December 31, 2015, Mr. Hanson beneficially owned 10,032,805 Common Shares (of which 2,736,304 Common Shares are issuable upon the conversion of shares of Series C Convertible Preferred Stock of Issuer), representing approximately 24.0% of the issued and outstanding Common Shares as of December 31, 2015 (based on the information provided in Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2016).

As of May 24, 2016, Mr. Hanson beneficially owned 11,410,379 Common Shares (of which 2,846,019 Common Shares are issuable upon the conversion of shares of Series C Convertible Preferred Stock of Issuer), representing approximately 22.7% of the issued and outstanding Common Shares as of May 24, 2016 (based on the information provided in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 14, 2016).

On July 14, 2016, Mr. Hanson acquired from Issuer a convertible promissory note in the principal amount of $240,000 and a warrant to purchase up to 200,000 Common Shares in exchange for an aggregate purchase price of $200,000. The convertible note is not convertible for six months after the issuance date and unless an event of default has occurred under the note. The warrant is exercisable for a period of five years from the issuance date of the warrant. As of July 14, 2016, Mr. Hanson beneficially owned 11,763,820 Common Shares (of which 2,874,448 Common Shares are issuable upon the conversion of shares of Series C Convertible Preferred Stock of Issuer), representing approximately 22.9% of the issued and outstanding Common Shares as of May 24, 2016 (based on the information provided in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 14, 2016).

(b) Percent of class:

As of July 14, 2016, Mr. Hanson beneficially owned approximately 22.9% of the issued and outstanding Common Shares, based on an aggregate of 42,203,643 Common Shares issued and outstanding as of May 24, 2016 (based on the information provided in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 14, 2016).

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(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Mr. Hanson has the sole power to vote or to direct the vote of 11,763,820 Common Shares.

(ii) Shared power to vote or to direct the vote:

Not applicable.

(iii) Sole power to dispose or to direct the disposition of:

Mr. Hanson has the sole power to dispose or to direct the disposition of 11,763,820 Common Shares.

(iv) Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2016

/s/ Michael J. Hanson
MICHAEL J. HANSON

[Signature Page to Schedule 13G – Michael J. Hanson]